FOSTER'S GROUP

ASX RELEASE

The following release was made to the Australian Securities Exchange Limited today:

"Resignation of David Bortolussi, Chief Strategy Officer"

Released: 23 April 2009

Pages: 2
(including this page)

FILE NO: 082-01711

Fosters Brewing

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FOSTER'S GROUP
77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

23 April 2009

RESIGNATION OF DAVID BORTOLUSSI, CHIEF STRATEGY OFFICER

Foster's Group Limited (Foster's) today announced that David Bortolussi, Chief Strategy Officer, has resigned from the business.

David Bortolussi joined Foster's in 2004 from McKinsey & Company and was appointed to Foster's Executive Management Team in 2006. David will be taking on the position of Chief Financial and Operating Officer at Pacific Brands Limited.

Foster's CEO, Ian Johnston said, "I would like to personally thank David for his contribution to reshaping Foster's strategy and performance improvement agenda, and wish him well in his new role".

Further information:

Media

Troy Hey
Tel: +61 3 9633 2085
Mob: +61 409 709 126

Investors

Chris Knorr
Tel: +61 3 9633 2685
Mob: +61 417 033 623

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